  Exhibit 99.1

Prophecy Signs Gibellini Memorandum of Agreement with the Bureau of Land Management

Vancouver, British Columbia, October 2, 2018 – Prophecy Development Corp. (“Prophecy” or the “Company”) (TSX:PCY, OTCQX:PRPCF, Frankfurt:1P2N) is pleased to announce that it has signed a Memorandum of Agreement (the “MOA”) for voluntary cost recovery with the Bureau of Land Management, Mount Lewis Field Office (the “BLM”) to expedite Gibellini permitting efforts. Prophecy and the BLM have agreed in principal to a fixed cost structure that will have Prophecy reimburse the BLM for the cost of all anticipated work for the BLM to complete its review of the Company’s submission of Mine Plan of Operations (the “MPO”) and any updates to existing baseline studies.

In July 2018, Prophecy received a 6-page comment letter from the BLM regarding the MPO submitted on May 9, 2018. Since that time, Prophecy has engaged the environmental consulting firm, NewFields Companies, LLC, who have reviewed the letter and completed an internal assessment of the required updates to the Gibellini baseline studies.

Prophecy’s team held a meeting with the BLM at its Battle Mountain office on September 27, 2018 with over 20 people in attendance. The parties discussed at length, and made significant progress towards, finalizing the baseline assessment. Meetings will continue into October 2018, with field surveys starting as soon as consensus is reached. The anticipated baseline study updates are to be completed in the first half of 2019.

Concurrently, Prophecy’s team is preparing a water pollution control permit application to be filed with the Nevada Division of Environmental Protection by the end of 2018. During the above meeting, the BLM also reaffirmed that Gibellini’s Environmental Impact Statement (the “EIS”) will be the first in Nevada to undergo streamlined National Environmental Policy Act review under Secretary of the Interior Order No. 3355. The BLM went over the procedures they established and the outline of a resource report which Prophecy intends to prepare and complete, in order to trigger the Notice of Intent (the “NOI”, currently anticipated to be in the second half 2019) on EIS preparation and to enable a 12-month decision window from the date of the NOI to an EIS decision.

The full text of the Interior Order No. 3355 may be accessed through the following link:
https://www.doi.gov/sites/doi.gov/files/uploads/3355_-_streamlining_national_environmental_policy_reviews_and_implementatio.pdf

A presentation for the project’s permitting timeline and deliverables can be accessed under the “Project – Gibellini (Primary Vanadium)” section of Prophecy’s website: www.prophecydev.com.

John Lee, Prophecy’s Executive Chairman states:

“Newfields have come up to speed quickly since joining Prophecy’s team in August. With the MOA of voluntary cost recovery, the BLM and Prophecy have both prioritized efforts to expedite Gibellini to EIS approval.

This tangible progress further sets Gibellini apart from other North American primary vanadium projects in terms of the time expected to deliver our vanadium product to the market.

The vanadium bull market is in full swing, with vanadium pentoxide currently trading at a decade high of $22.90 per pound as reported on www.asianmetal.com.

There are no other near-production vanadium projects at this stage of development, and Prophecy is accomplishing the necessary milestones on its critical path toward the Gibellini project becoming the first primary vanadium producing mine in the United States.”

Qualified Person

The technical content of this news release have been prepared under the supervision of Danniel Oosterman, VP, Exploration. Mr. Oosterman is not independent of the Company in that he is employed as a consultant to the Company and most of his income is derived from the Company. Mr. Oosterman is a Qualified Person as defined in NI 43-101.

About Prophecy

Prophecy Development Corp. is a Canadian public company listed on the Toronto Stock Exchange. Prophecy's main objective is to develop the Gibellini primary vanadium mining project in the Battle Mountain region in northeastern Nevada to production. Further information on Prophecy can be found at www.prophecydev.com.

PROPHECY DEVELOPMENT CORP.
ON BEHALF OF THE BOARD

“JOHN LEE”
Executive Chairman

For more information about Prophecy, please contact Investor Relations:

+1.888.513.6286
ir@prophecydev.com
www.prophecydev.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts, are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding Prophecy’s future growth, results of operations, performance, business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Prophecy’s forward-looking statements. Prophecy believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although Prophecy has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Prophecy undertakes no obligation to release publicly any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.

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